Exhibit 99

(1)  As a result of contractual obligations in its partnership agreement, on September 27, 2004, CC/M NitroMed Holdings, L.P. was required to distribute all of its 718,677 shares of the Issuer's Common Stock to its partners on a pro-rata basis and without consideration therefor. Except for Care Capital I, LLC, all of the other partners of CC/M NitroMed Holdings, L.P. are not otherwise affiliated with Care Capital LLC, the general partner of CC/M NitroMed Holdings, L.P. Care Capital LLC disclaims beneficial ownership of such shares being distributed to its partners, except for the 82,378 shares of Common Stock being distributed to Care Capital I, LLC. The distribution was made by CC/M NitroMed Holdings, L.P. pursuant to its partnership agreement. Neither Dr. Karabelas nor Care Capital LLC had any authority in the decision to distribute these shares.

(2)  Not applicable.

(3)  The number of shares of Common Stock reported in column 5 of Table I consists of shares held by each of the entities listed in the table below:

Holder	No. of Shares of Common Stock
Care Capital I, LLC	82,378 shares
CC NitroMed Holdings, L.P.	281,954 shares
CC/Q Partners, L.P.	617,486 shares
Care Capital Investments II, L.P.	433,416 shares
Total	1,415,234 shares

Dr. Karabelas is a partner of Care Capital LLC, the general partner of each of the funds managed by Care Capital LLC.

Dr. Karabelas disclaims beneficial ownership of the shares held by each of the funds managed by Care Capital LLC except to the extent of his pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.